Exhibit 99.1

November 18, 2021

Globant Reports 2021 Third Quarter Financial Results

Strong Performance On All Fronts

Third quarter revenues of $341.8 million, up 65.0% year-over-year

IFRS Diluted EPS of $0.60 for the third quarter

Non-IFRS Diluted EPS of $0.98 for the third quarter

Luxembourg / November 18, 2021 - Globant (NYSE: GLOB), a digitally native technology services company, today announced results for the three and nine months ended September 30, 2021.

Please see highlights below, including certain Non-IFRS measures. Note that reconciliations between Non-IFRS financial measures and IFRS operating results are disclosed at the end of this press release.

Third Quarter 2021 Financial Highlights

•	Revenues rose to $341.8 million, representing 65.0% year-over-year growth.
•	IFRS Gross Profit Margin was 38.5% compared to 37.1% in the third quarter of 2020.
•	Non-IFRS Adjusted Gross Profit Margin was 39.8% compared to 39.0% in the third quarter of 2020.
•	IFRS Profit from Operations Margin was 11.6% compared to 11.2% in the third quarter of 2020.
•	Non-IFRS Adjusted Profit from Operations Margin was 16.5% compared to 15.3% in the third quarter of 2020.
•	IFRS Diluted EPS was $0.60 compared to $0.30 in the third quarter of 2020.
•	Non-IFRS Adjusted Diluted EPS was $0.98 compared to $0.56 in the third quarter of 2020.

Nine months ended September 30, 2021 Financial Highlights

•	Revenues rose to $917.3 million, representing 57.7% year-over-year growth.
•	IFRS Gross Profit Margin was 38.2% compared to 37.0% in the first nine months of 2020.
•	Non-IFRS Adjusted Gross Profit Margin was 39.6% compared to 38.9% in the first nine months of 2020.
•	IFRS Profit from Operations Margin was 11.0% compared to 9.7% in the first nine months of 2020.
•	Non-IFRS Adjusted Profit from Operations Margin was 16.4% compared to 14.8% in the first nine months of 2020.
•	IFRS Diluted EPS was $1.60 compared to $0.90 in the first nine months of 2020.
•	Non-IFRS Adjusted Diluted EPS was $2.69 compared to $1.60 in the first nine months of 2020.

Other Metrics as of and for the quarter ended September 30, 2021

•	Cash and cash equivalents and Short-term investments were $482.6 million as of September 30, 2021, an increase of $184.4 million from $298.2 million as of December 31, 2020. As of September 30, 2021, our credit facility was fully undrawn.
•	Globant completed the third quarter of 2021 with 21,849 Globers, 20,573 of whom were technology, design and innovation professionals.
•	The geographic revenue breakdown for the third quarter of 2021 was as follows: 65.2% from North America (top country: US), 22.0% from Latin America and others (top country: Argentina), 11.1% from Europe (top country: Spain) and 1.7% from Asia (top country: India).
•	In terms of currencies, 74.8% of Globant’s revenues for the third quarter of 2021 were denominated in US dollars.
•	During the twelve months ended September 30, 2021, Globant served 1,018 customers and continued to increase its wallet share, having 162 accounts generating more than $1 million of annual revenues, compared to 118 for the same period one year ago.
•	Globant’s top customer, top five customers and top ten customers for the third quarter of 2021 represented 11.5%, 27.6% and 39.7% of revenues, respectively.

“According to IDC, digital transformation spending is expected to reach $6.3 trillion between 2022 and 2024. As a leader in this growing space, we continue to innovate. We recently announced new digital Studios, such as the Metaverse studio, and intend to continue expanding our capabilities, including our new Reinvention Studios focused on disruptive industries. We expect to close this year with over 56% annual revenue growth, the highest in our history as a publicly-traded company,” said Martín Migoya, Globant's CEO and co-founder.

"Globant reported another quarter of robust revenue growth, up 65% year over year. Margins also improved, driven by our strong pricing power and SG&A efficiencies. Hiring remained solid in Q3, with the net addition of 2,223 IT professionals. We also provided robust Q4 guidance, implying a material increase in full year 2021 revenue, margin and EPS expectations. We continue to witness a demand environment stronger than ever before, and our robust pipeline makes us believe we can deliver elevated levels of growth in the coming years," explained Juan Urthiague, Globant’s CFO.

2021 Fourth Quarter Outlook

Based on current market conditions, Globant is providing the following estimates for the fourth quarter of 2021:

•	Fourth quarter 2021 Revenues are estimated to be at least $359 million, or 54.3% year over year growth.
•	Fourth quarter 2021 Non-IFRS Adjusted Profit from Operations Margin is estimated to be in the range of 16%-17%.
•	Fourth quarter 2021 Non-IFRS Adjusted Diluted EPS is estimated to be at least $1.01 (assuming an average of 42.9 million diluted shares outstanding during the fourth quarter).

Conference Call and Webcast

Martín Migoya and Juan Urthiague will discuss the third quarter 2021 results in a video conference call today beginning at 4:30pm ET.

Video conference call access information is:

https://more.globant.com/F3Q21EarningsCall

Webcast http://investors.globant.com/

About Globant (NYSE:GLOB)

We are a digitally native company that helps organizations reinvent themselves to create a way forward and unleash their potential. We are the place where innovation, design and engineering meet scale.

We have more than 21,800 employees and we are present in 18 countries working for companies like Google, Rockwell Automation, Electronic Arts and Santander, among others.

We were named a Worldwide Leader in CX Improvement by IDC MarketScape report. We were also featured as a business case study at Harvard, MIT and Stanford. We are a member of the Cybersecurity Tech Accord.

For more information, please visit www.globant.com

Non-IFRS Financial Measures

While the financial figures included in this press release have been computed in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to interim periods, this announcement does not contain sufficient information to constitute an interim financial report as defined in International Accounting Standards 34, “Interim Financial Reporting” nor a financial statement as defined by International Accounting Standards 1 “Presentation of Financial Statements”. The financial information in this press release has not been audited.

Globant provides non-IFRS financial measures in addition to reported IFRS results prepared in accordance with IFRS. Management believes these measures help illustrate underlying trends in the company's business and uses the non-IFRS financial measures to establish budgets and operational goals, communicated internally and externally, for managing the company's business and evaluating its performance. The company anticipates that it will continue to report both IFRS and certain non-IFRS financial measures in its financial results, including non-IFRS measures that exclude share-based compensation expense, depreciation and amortization, impairment of non-financial assets, acquisition-related charges, COVID-19 related expenses and the related effect on income taxes of the pre-tax adjustments. Because the company's non-IFRS financial measures are not calculated according to IFRS, these measures are not comparable to IFRS and may not necessarily be comparable to similarly described non-IFRS measures reported by other companies within the company's industry. Consequently, Globant’s non-IFRS financial measures should not be evaluated in isolation or supplant comparable IFRS measures, but, rather, should be considered together with its condensed interim consolidated statements of financial position as of September 30, 2021 and December 31, 2020 and its condensed interim consolidated statement of comprehensive income for the three and nine months ended September 30, 2021 and 2020, prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting.

Globant is not providing a quantitative reconciliation of forward-looking Non-IFRS Adjusted Profit from Operations Margin or Non-IFRS Adjusted Diluted EPS to the most directly comparable IFRS measure because it is unable to predict with reasonable certainty the ultimate outcome of certain significant items without unreasonable effort. These items include, but are not limited to, share-based compensation expense, impairment of assets, acquisition-related charges COVID-19 related expenses and the tax effect of non-IFRS adjustments. These items are uncertain, depend on various factors, and could have a material impact on IFRS reported results for the guidance period.

Forward Looking Statements

In addition to historical information, this release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. These statements include, but are not limited to, statements regarding our future financial and operating performance, including our outlook and guidance, and our strategies, priorities and business plans. Our expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected. Factors that could impact our actual results include: the impact and duration of the COVID-19 pandemic; our ability to maintain current resource utilization rates and productivity levels; our ability to manage attrition and attract and retain highly-skilled IT professionals; our ability to accurately price our client contracts; our ability to achieve our anticipated growth; our ability to effectively manage our rapid growth; our ability to retain our senior management team and other key employees; our ability to continue to innovate and remain at the forefront of emerging technologies and related market trends; our ability to retain our business relationships and client contracts; our ability to manage the impact of global adverse economic conditions; our ability to manage uncertainty concerning the instability in the current economic, political and social environment in Latin America; and other factors discussed under the heading “Risk Factors” in our most recent Form 20-F filed with the U.S. Securities and Exchange Commission and any other risk factors we include in subsequent reports on Form 6-K.

Because of these uncertainties, you should not make any investment decisions based on our estimates and forward-looking statements. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this press release whether as a result of new information, future events or otherwise.

Globant S.A.

Condensed Interim Consolidated Statement of Comprehensive Income

(In thousands of U.S. dollars, except per share amounts, unaudited)

	Nine months ended		Three months ended
	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
Revenues	917,261	581,503	341,834	207,223
Cost of revenues	(566,591)	(366,089)	(210,342)	(130,253)
Gross profit	350,670	215,414	131,492	76,970

Selling, general and administrative expenses	(243,366)	(155,250)	(89,269)	(53,796)
Net impairment losses on financial assets	(6,516)	(3,525)	(2,513)	19
Other operating income	11	—	—	—
Profit from operations	100,799	56,639	39,710	23,193

Finance income	474	1,377	144	670
Finance expense	(8,502)	(7,439)	(2,559)	(2,333)
Other financial results, net	(2,831)	2,172	(2,176)	(1,452)
Financial results, net	(10,859)	(3,890)	(4,591)	(3,115)

Share of results of investment in associates	(233)	(375)	—	(293)

Other (expense) income, net	(2,887)	(3,624)	(2,444)	(3,667)
Profit before income tax	86,820	48,750	32,675	16,118

Income tax	(19,596)	(13,222)	(7,065)	(3,779)
Net income for the period	67,224	35,528	25,610	12,339

- Exchange differences on translating foreign operations	(2,627)	(2,539)	(189)	(1,002)
- Net change in fair value on financial assets measured at FVOCI	(18)	—	(18)	23
- Gains and losses on cash flow hedges	673	(848)	577	(14)
Total comprehensive income for the period	65,252	32,141	25,980	11,346

Net income attributable to:
Owners of the Company	67,092	35,528	25,478	12,339
Non-controlling interest	132	—	132	—
Net income for the period	67,224	35,528	25,610	12,339

Total comprehensive income for the period attributable to:
Owners of the Company	65,120	32,141	25,848	11,346
Non-controlling interest	132	—	132	—
Total comprehensive income for the period	65,252	32,141	25,980	11,346
Earnings per share
Basic	1.65	0.93	0.61	0.31
Diluted	1.60	0.90	0.60	0.30
Weighted average of outstanding shares (in thousands)
Basic	40,688	38,113	41,625	39,629
Diluted	41,872	39,314	42,809	40,830

Globant S.A.

Condensed Interim Consolidated Statements of Financial Position as of September 30, 2021 and December 31, 2020

(In thousands of U.S. dollars, unaudited)

	September 30, 2021	December 31, 2020
ASSETS
Current assets
Cash and cash equivalents	399,726	278,939
Investments	82,879	19,284
Trade receivables	294,356	196,020
Other assets	7,018	8,146
Other receivables	53,061	31,633
Other financial assets	2,922	1,577
Total current assets	839,962	535,599

Non-current assets
Trade Receivables	—	5,644
Investments	1,027	615
Other assets	5,351	6,954
Other Receivables	22,832	9,629
Deferred tax assets	53,907	41,507
Investment in associates	—	3,154
Other financial assets	23,166	15,147
Property and equipment	115,853	101,027
Intangible assets	96,943	86,721
Right-of-use assets	122,043	90,010
Goodwill	495,633	392,760
Total non-current assets	936,755	753,168
TOTAL ASSETS	1,776,717	1,288,767

LIABILITIES
Current liabilities
Trade payables	64,119	35,266
Payroll and social security taxes payable	150,112	111,881
Borrowings	524	907
Other financial liabilities	63,160	19,822
Lease liabilities	19,606	15,358
Tax liabilities	12,247	11,804
Income tax payable	13,517	10,511
Other liabilities	4,010	81
Total current liabilities	327,295	205,630

Non-current liabilities
Trade payables	4,637	5,240
Borrowings	2,103	25,061
Other financial liabilities	53,513	74,376
Lease liabilities	97,466	72,240
Deferred tax liabilities	8,711	13,698
Income tax payable	3,961	—
Provisions for contingencies	14,529	12,583
Total non-current liabilities	184,920	203,198
TOTAL LIABILITIES	512,215	408,828

Capital and reserves
Issued capital	50,003	47,861
Additional paid-in capital	855,678	541,157
Other reserves	(4,646)	(2,674)
Retained earnings	360,687	293,595
Total equity attributable to owners of the Company	1,261,722	879,939
Non-controlling interests	2,780	—
Total equity	1,264,502	879,939
TOTAL EQUITY AND LIABILITIES	1,776,717	1,288,767

Globant S.A.

Supplemental Non-IFRS Financial Information

(In thousands of U.S. dollars, unaudited)

	Nine months ended		Three months ended
	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
Reconciliation of adjusted gross profit
Gross Profit	350,670	215,414	131,492	76,970
Depreciation and amortization expense	9,482	7,329	3,599	2,690
Share-based compensation expense	2,824	3,419	994	1,091
Adjusted gross profit	362,976	226,162	136,085	80,751
Adjusted gross profit margin	39.6%	38.9%	39.8%	39.0%

Reconciliation of selling, general and administrative expenses
Selling, general and administrative expenses	(243,366)	(155,250)	(89,269)	(53,796)
Depreciation and amortization expense	35,126	15,459	13,381	5,562
Share-based compensation expense	24,412	16,003	8,621	5,518
Acquisition-related charges (a)	9,378	6,127	2,782	1,879
COVID-19-related charges (b)	—	(613)	—	(613)
Adjusted selling, general and administrative expenses	(174,450)	(118,274)	(64,485)	(41,450)
Adjusted selling, general and administrative expenses as % of revenues	(19.0)%	(20.3)%	(18.9)%	(20.0)%

Reconciliation of Adjusted Profit from Operations
Profit from Operations	100,799	56,639	39,710	23,193
Share-based compensation expense	27,236	19,422	9,615	6,609
Impairment of tax credits	—	(8)	—	(8)
Acquisition-related charges (a)	20,464	7,303	6,991	2,263
COVID-19-related charges (b)	2,228	2,751	—	(434)
Impairment of assets	(11)	—	—	—
Adjusted Profit from Operations	150,716	86,107	56,316	31,623
Adjusted Profit from Operations margin	16.4%	14.8%	16.5%	15.3%

Reconciliation of Net income for the period
Net income for the period	67,092	35,528	25,478	12,339
Share-based compensation expense	27,236	19,422	9,615	6,609
Impairment of tax credits	—	(8)	—	(8)
Acquisition-related charges (a)	26,398	11,063	10,196	5,920
COVID-19-related charges (b)	2,228	2,751	—	(434)
Impairment of assets	(11)	—	—	—
Tax effect of non-IFRS adjustments (c)	(10,336)	(5,814)	(3,408)	(1,399)
Adjusted Net income	112,607	62,942	41,881	23,027
Adjusted Net income margin	12.3%	10.8%	12.3%	11.1%

Calculation of Adjusted Diluted EPS
Adjusted Net income	112,607	62,942	41,881	23,027
Diluted shares	41,872	39,314	42,809	40,830
Adjusted Diluted EPS	2.69	1.60	0.98	0.56

(a)	Acquisition-related charges include, when applicable, amortization of purchased intangible assets included in depreciation and amortization expense line on our condensed interim consolidated statements of comprehensive income, external deal costs, acquisition-related retention bonuses, integration costs, changes in the fair value of contingent consideration liabilities, charges for impairment of acquired intangible assets and other acquisition-related costs. We cannot provide acquisition-related charges on a forward-looking basis without unreasonable effort as such charges may fluctuate based on the timing, size, and complexity of future acquisitions as well as other uncertainty inherent in mergers and acquisitions.

(b)	COVID-19 related charges include, when applicable, bad debt provision related to the effect of COVID-19 on our customers businesses, donations and other expenses directly attributable to the pandemic that are both incremental to charges incurred prior to the outbreak and not expected to recur once the crisis has subsided and operations return to normal and clearly separable from normal operations. Moreover, these charges also include rent concessions that we were granted due to the pandemic environment.

(c)	Non-IFRS adjusted net income and adjusted diluted EPS for Q3 of 2020 reflects the tax impact of non-IFRS adjustments. Non-IFRS adjusted net income and adjusted diluted EPS for Q3 2020, previously presented were recast to conform to the current presentation.

Globant S.A.

Schedule of Supplemental Information (unaudited)

Metrics	Q3 2020	Q4 2020	Q1 2021	Q2 2021	Q3 2021
Total Employees	14,340	16,251	17,267	19,428	21,849
IT Professionals	13,436	15,290	16,284	18,350	20,573

North America Revenues %	70.0	65.9	63.1	63.8	65.2
Latin America and Others Revenues %	22.4	24.3	23.6	21.6	22.0
Europe Revenues %	7.6	9.8	12.0	13.2	11.1
Asia Revenues %			1.3	1.4	1.7

USD Revenues %	84.5	85.8	77.7	76.4	74.8
Other Currencies Revenues %	15.5	14.2	22.3	23.6	25.2

Top Customer %	10.8	10.7	10.5	10.3	11.5
Top 5 Customers %	32.2	30.0	28.4	26.4	27.6
Top 10 Customers %	45.0	42.9	41.0	39.8	39.7

Customers Served (Last Twelve Months)	893	798	860	941	1,018
Customers with >$1M in Revenues (Last Twelve Months)	118	129	139	154	162

Investor Relations Contact:

Amit Singh, Globant

investors@globant.com

+1 (877) 215-5230

Media Contact:

Wanda Weigert, Globant

pr@globant.com

+1 (877) 215-5230

Source: Globant